FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 2549	OMB APPROVAL OMB Number 3235-0104 Expires: December 31, 2005 Estimated average burden hours per response. . . . 0.5
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holdings Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Response)
1. Name and Address of Reporting Person* Jackson, Dan R. (Last) (First) (Middle)	4. Issuer Name and Ticker or Trading Symbol KinderCare Learning Centers, Inc. ("KDCR")
c/o KinderCare Learning Centers, Inc. 650 NE Holladay St., Suite 1400 (Street)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [ X ] Officer (give title below) [ ] Other (specify below) [Executive Vice President and CFO]
Portland, OR 97232 (City) (State) (Zip)	6. If Amendment, Date of Original (Month/Day/Year)
2 Date of Event Requiring Statement (Month/Day/Year) 2/7/03	7. Individual or Joint/Group Filing (Check Applicable Line) [ X ] Form Filed by One Reporting Person [ ] Form Filed by More than One Reporting Person
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.01 per share	126,684	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 5(b)(v).
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Form 3 (continued)
Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ EVA M. KRIPALANI ** Signature of Reporting Person Eva M. Kripalani as attorney-in-fact for Dan R. Jackson	February 7, 2003 Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
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LIMITED POWER OF ATTORNEY FOR KINDERCARE LEARNING CENTERS, INC. SECTION 16(a) FILINGS
Know all by these presents, that the undersigned hereby constitutes and appoints each of Eva M. Kripalani, Kendra L. Decious and Amanda J. Vincenti, signing singly, the undersigned’s true and lawful attorney-in-fact to:
(1) Execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director and/or stockholder of KinderCare Learning Centers, Inc. (the “Company”), Forms 3, 4, and 5 and amendments thereto in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;
(2) Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 or amendment thereto and timely file such form with the United States Securities and Exchange Commission (the “SEC”) and any stock exchange or similar authority; and
(3) Take any other action of any type whatsoever which, in the opinion of such attorney-in-fact, may be necessary or desirable in connection with the foregoing authority, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve.
The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4, and 5 with respect to the undersigned’s holdings of and transaction in securities of the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact. This Power of Attorney may be filed with the SEC as a confirming statement of the authority granted herein.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of January, 2003.
Dan R. Jackson Print Name of Reporting Person or Entity
/s/ DAN R. JACKSON Signature